Filed Pursuant to Rule 433

Registration Statement No. 333-196343

March 9, 2015

THE TORONTO-DOMINION BANK

US$1,000,000,000 1.625% SENIOR MEDIUM-TERM NOTES, SERIES A, DUE 2018

FINAL TERM SHEET

DATED MARCH 9, 2015

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the Preliminary Pricing Supplement dated March 9, 2015, the caption “Description of the Notes We May Offer” in the Prospectus Supplement dated June 6, 2014 and the caption “Description of the Debt Securities” in the Short Form Base Shelf Prospectus dated June 6, 2014.

Issuer:	The Toronto-Dominion Bank

Issue:	1.625% Senior Medium-Term Notes, Series A, due 2018 (the “Notes”)

Expected Ratings[1]:	Moody’s Investors Service: Aa1 (outlook: negative) / Standard & Poor’s: AA- (outlook: negative)

Principal Amount:	US$1,000,000,000

Issue Price:	99.997%

Trade Date:	March 9, 2015

Settlement Date (T+4)[2]:	March 13, 2015 (DTC)

Maturity Date:	March 13, 2018

Minimum Denomination:	US$2,000 and multiples of US$1,000

Interest Rate:	1.625%

Treasury Benchmark:	UST 1.00% due February 15, 2018

Treasury Benchmark Price:	99-22 1⁄4

Treasury Benchmark Yield:	1.106%

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
[2]	Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date will be required, by virtue of the fact that the Notes initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

Re-offer Spread to Treasury Benchmark:	T + 52 basis points

Re-Offer Yield:	1.626%

Commissions:	0.250%

Interest Payment Dates:	Semi-annually on March 13 and September 13 of each year, beginning September 13, 2015.

Day Count Fraction:	30/360

Optional Redemption by Holders of Notes:	None

Optional Redemption by the Issuer for Tax Reasons:	In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes, at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date.

Listing:	None

Joint Book-Runners:	TD Securities (USA) LLC Goldman, Sachs & Co. UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	CIBC World Markets Corp. Desjardins Securities Inc. U.S. Bancorp Investments, Inc.

CUSIP/ISIN:	89114QAZ1 / US89114QAZ19

The Issuer has filed a registration statement (including a prospectus supplement and a short form base shelf prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Book-Runners will arrange to send you the pricing supplement, when available, the prospectus supplement, and the short form base shelf prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, Goldman, Sachs & Co. at 1-866-471-2526, UBS Securities LLC toll-free at 1-888-827-7275 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.